Exhibit 12
EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	For the year ended December 31,						9 months ended
	2004(1)	2005	2006	2007	2008	2009	September 30, 2010
Earnings:

Income before taxes, noncontrolling interests and equity in earnings of equity investees	$(205)	$(17,371)	$(13,567)	$(7,242)	$(6,625)	$(3,740)	$(40,159)

Interest expense, net of amortization of premium/discount	5,455	16,186	29,353	26,957	25,229	24,585	16,653

Amortization of deferred financing fees	163	820	1,114	1,036	992	1,047	974

Distributed income of equity investees	808	879	787	364	277	393	995

Total earnings	$6,221	$514	$17,687	$21,115	$19,873	$22,285	$(21,537)

Fixed Charges:

Interest expense, net of amortization of premium/discount	$5,455	$16,186	$29,353	$26,957	$25,229	$24,585	$16,653

Capitalized interest	-	-	-	58	453	554	3

Amortization of deferred fees	163	820	1,114	1,036	992	1,047	974

Total fixed charges	$5,618	$17,006	$30,467	$28,051	$26,674	$26,186	$17,630

Consolidated ratio of earnings to fixed charges (2)	1.11	-	-	-	-	-	-

1) Information presented for periods prior to January 31, 2005, the date of our initial public offering, relate to our predecessor.

2) For the years ended December 31, 2005, 2006, 2007, 2008 and 2009 fixed charges exceeded earnings by $16,492, $12,780, $6,936, $6,801 and $3,901, respectively. For the nine months ended September 30, 2010 fixed charges exceeded earnings by $39,167.